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                            October 16, 2023

       Eric Salzman
       Chief Executive Officer
       Safeguard Scientifics, Inc.
       150 N. Radnor Chester Rd., Suite F-200
       130 North 18th Street
       Radnor, PA 19087

                                                        Re: Safeguard
Scientifics, Inc.
                                                            Schedule 13E-3
filed October 5, 2023
                                                            File No. 005-19574
                                                            Preliminary Proxy
Statement on Schedule 14A filed October 5, 2023
                                                            File No. 001-05620

       Dear Eric Salzman:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule 13E-3 filed October 5, 2023

       General

   1.                                                   We note your disclosure
on page 26 that    [f]rom March to July 2023, Safeguard was
                                                        engaged in the process
of negotiating a potential transaction with Party A.    However, in
                                                        Item 5(c) of your
Schedule 13E-3, you state that Item 1005(c) of Regulation M-A, which requires disclosure of
certain    negotiations or material contacts concerning the matters
                                                        referred to in
paragraph (b) of [Item 1005] during the past two years,    is    [n]ot
                                                        applicable.    Given
this apparent discrepancy, please revise or advise.
   2. We note the disclosure in your definitive proxy statement, filed on April 6, 2023, that
                                                           Safeguard   s
shareholders have cumulative voting rights under the Pennsylvania Business
                                                        Corporation Law,    and
that    [c]umulative voting applies only in the election of
 Eric Salzman
FirstName  LastNameEric
Safeguard Scientifics, Inc.Salzman
Comapany
October  16,NameSafeguard
             2023           Scientifics, Inc.
October
Page  2 16, 2023 Page 2
FirstName LastName
         directors.    In this respect, please revise the section of the
preliminary proxy card
         regarding cumulative voting or advise.
Fairness of the Stock Splits to Effect the Transaction, page 35

3. Each presentation, discussion or report received by the Company or an affiliate from an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. If such materials are written, they should be filed as exhibits to the Schedule 13E-3 pursuant to Item 9 of
Schedule 13E-3 and Item
         1016(c) of Regulation M-A. This requirement applies to both preliminary and final
         reports. In this respect, we note your disclosure that    the Board
did not formally request
         or rely on a fairness opinion on behalf of unaffiliated shareholders or potential Cashed Out
         Shareholders,    (emphasis added) although Safeguard    has worked
extensively with
         independent financial advisors on its portfolio valuation
methodologies.    Please advise
         whether written materials requiring filing as exhibits were provided in connection with the
         Company   s work with such financial advisors.
4.       We note your disclosure that    [f]or purpose of calculating the Cash
Payment, Safeguard
         used the average of the $25.0 million to $45.0 million range -- $35 million -- in its
         calculations, factoring in estimates of     an appropriate discount
rate applied to those cash
         flows.    Disclose such discount rate.
5. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant
         to each filing person   s fairness determination and should be
discussed in reasonable
         detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April
         13, 1981). Please revise this section to include the factors described in clauses (iii), (iv)
         and (vi) of Instruction 2 to Item 1014 or explain why such factor was not deemed material
         or relevant to the registrant   s fairness determination.
Security Ownership of Certain Beneficial Owners and Management, page 53

6.       We note in footnote (2) on page 53 Mr. DeMont   s disclaimer of
beneficial ownership
            except to the extent of his pecuniary interest therein.    Similar
disclosure appears in
         footnote (3). Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise.
7. Disclose where and how the transactions described on page 54 were effected. Refer to
         Item 1008(b)(5) of Regulation M-A.
Shareholder Proposals, page 66

8. Please disclose the dates required to be disclosed pursuant to Item 1(c) of Schedule 14A and Rule 14a-5(e).
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Eric Salzman
Safeguard Scientifics, Inc.
October 16, 2023
Page 3

         Please direct any questions to Blake Grady at 202-551-8573 or Perry Hindin at 202-551-
3444.



FirstName LastNameEric Salzman                              Sincerely,
Comapany NameSafeguard Scientifics, Inc.
                                                            Division of
Corporation Finance
October 16, 2023 Page 3                                     Office of Mergers &
Acquisitions
FirstName LastName